Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    Under the Securities Exchange Act of 1934

                    Theater Xtreme Entertainment Group, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                ----------------
                                 (CUSIP Number)

                                   Scott Oglum
                             250 Corporate Boulevard
                                  Suites E & F
                             Newark, Delaware 19702
                                 (302) 455-1334
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1) Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)

   Scott Oglum
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2) Check the Appropriate Box if a Member of a Group
   (a) _______
   (b) _______

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3) SEC Use Only

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4) Source of Funds

   00
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)

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6) Citizenship or Place of Organization

   United States of America
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Number of Shares           7)       Sole Voting Power                  8,050,000
Beneficially Owned
By Each Reporting
Person With                -----------------------------------------------------

                           8)      Shared Voting Power                  ________


                           -----------------------------------------------------

                           9)      Sole Dispositive Power              8,050,000


                           -----------------------------------------------------

                           10)     Shared Dispositive Power             ________

                           -----------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person       8,050,000


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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   | |


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13) Percent of Class Represented by Amount in Row (11)                     68.8%


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14) Type of Reporting Persons (See Instructions)

         IN

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


Item 1.           Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Theater Xtreme Entertainment Group, Inc., formerly known as BF Acquisition Group II, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 250 Corporate Boulevard, Suites E & F, Newark, Delaware 19702.


Item 2.           Identity and Background.

This statement is filed on behalf of Scott Oglum, President and sole director of the Issuer. Mr. Oglum's business address is 250 Corporate Boulevard, Suites E & F, Newark, Delaware 19702.

During the last five years, Mr. Oglum was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Oglum is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

The securities that are the subject of this statement were acquired by Mr. Oglum in connection with the merger of Theater Xtreme, Inc., a Delaware corporation with and into the Issuer (the "Merger"). Pursuant to the Merger, Theater Xtreme, Inc. stockholders received 4.6 shares of the Issuer's common stock for each share of common stock they held in Theater Xtreme, Inc.


Item 4.           Purpose of Transaction.

Item 3 of this statement is incorporated herein by reference.

Depending on market conditions, general economic conditions, and other factors that Mr. Oglum may deem significant to his investment decision, Mr. Oglum may purchase shares of the Issuer's common stock in private transactions or may dispose of all or a portion of the shares of common stock that he currently owns or may hereafter acquire. Mr. Oglum may pursue one or more of the following actions: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change to the Issuer's business or corporate structure; (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by an person; (h) causing the Common Stock or any other class of securities of the Issuer to be delisted; (i) the Common Stock or any other class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above, although Mr. Oglum presently has no definitive plans, proposals or intention which relate to or would result in any of the foregoing actions.


Item 5.           Interest in Securities of the Issuer.

Mr. Oglum owns an aggregate of 8,050,000 shares of the Issuer's common stock, representing 68.8% of the Issuer's outstanding common stock based upon 11,700,000 shares outstanding as of February 11, 2005. Mr. Oglum has the sole power to vote and the sole power to dispose of such shares. All of such shares were acquired in the Merger on February 11, 2005.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.


Item 7.           Material to be Filed as Exhibits.

                  None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     February 18, 2005                          /s/ Scott Oglum
                                                     ---------------
                                                     Scott Oglum



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